香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

RECEIVED
2008 JAN 15 A 7:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4th January 2008

[redacted]

08000225

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

SUPPL

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Announcement on Resignation of Director

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.

dlw 1/15

LW/jh

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

港燈 HK Electric

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0006)

RESIGNATION OF DIRECTOR

The Board of Directors (the "Board") of Hongkong Electric Holdings Limited (the "Company") announces that Mr. Yee Lup Yuen, Ewan, a Non-executive Director of the Company, has resigned his directorship with effect from 2nd January 2008 due to retirement. Mr. Yee has confirmed that there is no matter that needs to be brought to the attention of the shareholders of the Company in relation to his resignation.

The Board would like to express its sincere appreciation to Mr. Yee for his dedicated services and the valuable contributions he has made in the past 40 years with the Company and wish Mr. Yee a happy retirement.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 3rd January, 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan, (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT and Mr. WAN Chi Tin.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. Wong Chung Hin.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

港燈 HK Electric

(於香港註冊成立的有限公司)
(股份代號：0006)

董事辭任

香港電燈集團有限公司（「本公司」）董事局宣布，本公司之非執行董事余立仁先生因退休理由辭任董事一職，由二零零八年一月二日起生效。余先生已確認並無任何與其辭任有關的事項須知會本公司股東。

董事局謹此多謝余先生過去四十年對本公司的忠誠服務及寶貴貢獻，並祝余先生退休生活愉快。

承董事局命
公司秘書
黃莉華

香港，二零零八年一月三日

於本公布發出當日，本公司董事爲：

執行董事:	霍建寧先生（主席）、曹棨森先生（集團董事總經理）、周胡慕芳女士(亦爲霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生。
非執行董事:	夏佳理先生及麥理思先生。
獨立非執行董事:	顧浩格先生、余頌平先生及黃頌顯先生。

END